NO ACT

PO
12-23-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





11005755

February 22, 2011

John K. Molen
Bradley Arant Boult Cummings LLP
One Federal Place
1819 Fifth Avenue North
Birmingham, AL 35203-2119

Received SEC
FEB 22 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-22-2011

Re: Energen Corporation
Incoming letter dated December 23, 2010

Dear Mr. Molen:

This is in response to your letters dated December 23, 2010 and January 24, 2011 concerning the shareholder proposal submitted to Energen by Calvert Asset Management Company, Inc. on behalf of the Calvert Social Index Fund and the Calvert Capital Accumulation Fund. We also have received a letter from Calvert Asset Management Company, Inc. dated January 12, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Ivy Wafford Duke
Assistant Vice President and Deputy General Counsel
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

February 22, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Energen Corporation
Incoming letter dated December 23, 2010

The proposal relates to a report.

There appears to be some basis for your view that Energen may exclude the proposal under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold its company stock through the date of the shareholder meeting. It appears that the proponents failed to provide this statement within 14 calendar days from the date the proponents received Energen's request under rule 14-8(f). In this regard, we note that although Calvert Asset Management Company, Inc. may have been authorized to act and speak on behalf of shareholders, it has provided a statement of its own intentions and not of the shareholders' intentions. Accordingly, we will not recommend enforcement action to the Commission if Energen omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Eric Envall
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



John K. Molen
Direct: (205) 521-8238
Fax: (205) 488-6238
jmolen@babc.com

January 24, 2011

Via E-mail (shareholderproposals@sec.gov) and Federal Express
U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Energen Corporation
Shareholder Proposal of Calvert Asset Management Company, Inc. – No-Action Request filed December 23, 2010
Securities Exchange Act of 1934 - Rule 14a-8

Supplemental Letter of Energen Corporation responding to Calvert letter dated January 12, 2011

Ladies and Gentlemen:

We are writing on behalf of Energen Corporation (the "Company" or "Energen") to respond supplementally to points raised in the letter of Calvert Asset Management Company, Inc. ("Calvert") dated January 12, 2011 (the "January 12 Response") responding to the above-referenced No-Action Request submitted by Energen on December 23, 2010 (the "No-Action Request").

On December 23, 2010 Energen submitted the No-Action Request requesting that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Energen's view that the shareholder proposal requesting the Board of Directors of Energen to prepare a sustainability report (such proposal, together with the proponent's statement in support thereof, the "Proposal") submitted by Calvert on behalf of the Calvert Social Index Fund and the Calvert Capital Accumulation Fund, two funds managed by it (the "Funds"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by Energen in connection with its 2011 annual meeting of stockholders (the "2011 Meeting").

The No-Action Request indicated Energen's belief that the Proposal could be omitted from the Proxy Materials for the 2011 Meeting pursuant to Rules 14a-8(b) and 14a-8(f)(1) because Calvert has not provided the requisite (or timely) proof of share ownership in response to the Company's proper request for the information.

On January 12, 2011, Calvert submitted to the Staff a response to the No-Action Request (the "January 12 Response"), a copy of which is attached hereto as Exhibit A.

In the January 12 Response, Calvert raised several points with respect to Energen's contention that the Proposal could properly be excluded from the Proxy Materials for the 2011 Meeting because Calvert had not provided the requisite (or timely) proof of share ownership in response to Energen's proper request for the information:

1. With respect to Energen's contention that information concerning ownership by the Funds was not submitted by the record holder of the voting securities of the Company, Calvert notes that a similar argument made by Smithfield Foods was rejected by the Staff (see the Staff's response to Smithfield Foods, Inc. dated June 24, 2010). To the extent that Energen's argument is similar to that of Smithfield Foods, Inc., we submit the issue should be revisited as Smithfield Foods goes beyond the Staff's position in The Celestial Hain Celestial Group, Inc. (October 1, 2008), which at least required the statement from the introducing broker to state that it was in fact the introducing broker for the account of the proponent and, therefore, in a position to be able to verify the account status of the proponent. The letter from State Street provided by Calvert provides no statement whatsoever of State Street's relationship to the Funds and its basis for making the statements about ownership. If the logic urged by Calvert is followed, any statement by a third party of ownership by a proponent made without any indication by that third party as to the basis for its ability to make that statement, such as the fact that it is the proponent's broker or the custodian for its securities, could be used. To allow a statement from a party which does not even indicate its relationship to the proponent to be used does not satisfy the requirement of Rule 14a-8(b) that the proponent furnish a statement from the record holder.[1] Requiring the person confirming ownership of securities by the proponent to state the basis on which such person is able to make such confirmation is not a hyper-technical application of the Rule – it is a requirement common to factual confirmations given in any normal business context.[2]

2. Calvert did not address Energen's contention that Calvert has failed to provide a written statement sufficient for the purposes of Rule 14a-8(b) that it intends to continue holding the shares through the date of the 2011 Meeting because such agreements are cancellable on 60 days notice. Energen reiterates its contention that Calvert itself cannot provide a commitment to hold such shares through the 2011 Meeting because each of the Funds has the ability under its

[1] The response of the Office of Chief Counsel of the Division of Corporation Finance in The Hain Celestial Group, Inc. recognized the requirement that the statement be from a "record holder" of the securities and merely determined that for purposes of the rule, the Staff would consider introducing brokers as meeting that definition. It did not go further and allow a statement from a third party with no indication in the statement of the factual basis and relationship with the proponent that allowed the third party to verify the ownership by the proponent.

[2] Allowing such informal and potentially unreliable documentation will become even more problematic for issuers to determine the relative shareholdings of competing shareholder groups seeking the right to nominate directors if Rule 14a-11 goes into effect, to say nothing of the ability of the issuer to determine whether a shareholder group indeed has the right to nominate directors under such rule.

respective investment advisory agreement to terminate such investment advisory agreement upon sixty (60) days prior written notice to Calvert as advisor (*see* Section 9 of each of the Investment Advisory Agreements attached as Exhibits F and G to the No-Action Request). Energen again submits that without confirmation from each of the Funds of their intention to allow Calvert to continue as investment advisor through the date of the 2011 Meeting or their statement of their authorization or their direction to Calvert to hold such shares through the 2011 Meeting, such assertion by Calvert itself of Calvert's intention to hold such shares is insufficient to provide the assurance of the intention of the Funds to hold such shares through the 2011 Meeting required by Rule 14a-8(b).

3. In response to Energen's contention that Calvert intentionally failed to comply with Rule 14a-8(b) in its initial submission, Calvert's only response is that "... Energen also seeks to avoid a discussion of the relevant issues, rather attempting to use the subterfuge that Calvert has not provided evidence of shareholder ownership, and goes so far to allege that Calvert is acting in bad faith." The reality is that, as indicated in our No-Action Request, Calvert acknowledged in its initial submission that it was acting on behalf of Funds and such funds were beneficial owners, not record owners, of Energen voting securities, and offered to provide such documentation upon request. Rule 14a-8(b) is clear that, absent the shareholder being a record owner of shares (which ownership is, therefore, subject to independent verification by the issuer), it is the obligation of the proponent to provide the documentation of beneficial ownership in connection with its request. In a situation such as this, where an experienced activist shareholder proponent such as Calvert acknowledges in its initial letter that it is not a record owner, to merely offer to provide documentation upon request is to ignore the requirements of the rule that the proponent provide such documentation. Moreover, a proponent such as Calvert clearly knows and understands that unless such documentation is provided, an issuer cannot accept a proposal from someone not qualified to submit it at a shareholder meeting. To allow a professional activist such as Calvert to attempt to ignore or avoid the requirements of the rule and, therefore, shift the burden of insuring compliance with the rules solely to the issuer is to increase the costs of such shareholder's "activism" for the other shareholders of the issuer. At some point, it becomes incumbent on a proponent to comply in good faith with the requirements of the rule without being reminded to do so.

For the reasons set forth above and in the No-Action Request, we reiterate our contention that the Company may exclude the Proposal from the Proxy Materials for the 2011 Meeting under Rules 14a-8(b), 14a-8(e) and 14a-8(f)(1). Accordingly, we again respectfully request on behalf of Energen Corporation that the Staff confirm that it will not recommend enforcement action to the Commission if Energen omits the Proposal from the Proxy Materials for the 2011 Meeting under Rules 14a-8(b), 14a-8(e) and 14a-8(f)(1).

If we can be of any further assistance in this matter, please do not hesitate to call me at (205) 521-8238, my partner Laura Washburn at (205) 521-8370 or David Woodruff, Energen's General Counsel and Secretary, at (205) 326-2629. My fax number is (205) 488-6238, and my email address is jmolen@babc.com.

Very truly yours,



John K. Molen

JKM/bsm

cc: Ivy Wafford Duke, Esq. (via Federal Express)
Assistant Vice President
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, Maryland 28014

Mr. Mike Lombardo (via email)
Senior Sustainability Analyst and Manager
Calvert Social Index
Calvert Asset Management Company, Inc.
mike.lombardo@calvert.com

Mr. Stu Dalheim (via Federal Express)
Director of Shareholder Advocacy
Calvert Asset Management Company, Inc.

J. David Woodruff, Esq.
General Counsel and Secretary
Energen Corporation

Laura P. Washburn, Esq.

EXHIBIT A

January 12 Response of Calvert to No-Action Request

January 12, 2011

Via Overnight Mail
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Response to the No-Action Request by Energen Corporation

Ladies and Gentlemen:

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, Calvert Asset Management Company, Inc. ("Calvert"), as the investment adviser to both the Calvert Social Index Fund and the Calvert Capital Accumulation Fund (the "Funds"), and acting on the Funds' behalf, caused a shareholder proposal ("Proposal") to be submitted to Energen Corporation ("Energen" or the "Company")[1] on November 11, 2011, requesting the Board of Directors of Energen to issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by October 2011.

On November 23, 2010, Energen requested that Calvert prove the eligibility of the Funds to submit the Proposal. In response, on December 2, 2010 Calvert provided its proof of eligibility to submit the proposal on behalf of the Funds, providing documentation from State Street Corp. (the custodian for the Funds) that shows that each Fund is a beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, Calvert confirmed that each Fund has held these securities continuously for at least one year at the time that Calvert Asset Management Company, Inc. ("Calvert"), as the investment advisor to both Funds, submitted the Proposal, and that it is Calvert's intention that each Fund continue to own shares in the Company through the date of the 2011 annual meeting of shareholders. In addition, in

[1] The Calvert Social Index Fund is a series of Calvert Social Index Series, Inc. and the Calvert Capital Accumulation Fund is a series of Calvert World Values Fund, Inc., both registered investment companies under the Investment Company Act of 1940. The Funds are part of the Calvert Family of Funds, a family of open-end investment companies sponsored by Calvert Group, Ltd., which is a financial services firm specializing in tax-free and socially responsible investing. Calvert's philosophy is that shareholders can make sound investments without compromising their values. The Calvert Family of Funds represents, and Calvert Asset Management Company, Inc. (as the investment adviser) manages, approximately $14.7 billion in assets.

response to Energen's request for proof that Calvert was and remains authorized to submit a shareholder proposal on behalf of the Funds, copies of the investment advisory agreements between Calvert and the Calvert Social Index Series, Inc. and the Calvert World Values Fund, Inc., the registered investment companies under which the Funds are respectively registered, were provided. In turn, on December 23, 2010, the Company requested that the Securities and Exchange Commission Division of Corporation Finance concur that the Proposal may properly be omitted from the proxy materials to be distributed by the Company in connection with its 2011 annual meeting of stockholders. Energen claims that: (1) information concerning ownership of the Funds was not submitted by the record holder of the voting securities of the Company, (2) Calvert has failed to provide a written statement sufficient for purposes of Rule 14a-8(b) that it intends to continue holding the shares through the date of the 2011 meeting, and (3) Calvert intentionally failed to comply with Rule 14a-8(b) in its initial submission.

Energen apparently does not want to acknowledge the fact that Calvert, as the investment manager for the assets of the Funds, is authorized to act on behalf of the Funds in submitting the Proposal, and even more incongruous, that the Funds are shareowners of the Company. As was previously argued in a similar no-action request by Smithfield Foods, Inc. in June of 2010, the Proposal should not be omitted from the proxy materials as it was properly submitted. At that time, under the same fact pattern as has emerged in Calvert's dialogue with Energen, the SEC determined that it was:

> unable to concur in your view that [Company] may exclude the proposal under rules-14a-8(b) and 14a-8(f). In this regard, we note that Calvert Asset Management Company, Inc. submitted the proposal on behalf of the [Portfolio], the proponent, and that State Street Corporation has provided a written statement verifying that the proponent satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we do not believe that [the Company] may omit the proposal from its proxy materials in reliance on rules 14a-8(b)and 14a-8(f)."

Now, seven months later, when faced with a shareholder proposal addressing sustainability and in particular climate change issues, Energen also seeks to avoid a discussion on the relevant issues, rather attempting to use the subterfuge that Calvert has not provided evidence of shareholder ownership, and goes so far as to allege that Calvert is acting in bad faith. The truth of the matter is that Calvert has provided sufficient evidence of ownership.

Calvert serves as an intermediary for the Funds' submission of the Proposal, where as the investment adviser to the Funds, Calvert is authorized to serve as the agent of the Funds to vote proxies and submit shareholder resolutions related to a company's shareholder meetings. The Company has been provided with a copy of the investment advisory agreement between the Funds and Calvert that establishes the traditional advisory services to be provided the Funds. Further still, the fact of the matter is that the Funds are shareowners in the Company. As is the practice in the mutual fund industry, State Street serves as the fund custodian, which has actual possession of the share certificates; and the custodian's documentation evidences that the Funds hold approximately 1,153 and

44,300 shares, respectively, in the Company, and have held respectively 1,114 and 40,800 shares continuously for more than the past year (at the time the Proposal was submitted), and will continue to hold the shares through the date of the 2011 annual meeting.

Accordingly, I argue that Calvert, acting on behalf of the Funds, has provided sufficient evidence of shareholder ownership and accordingly, properly submitted the Proposal to Energen. I therefore appeal to the Division to reject the Company's petition for a no-action position, once again. Please feel free to contact me at 301-951-4858 to further discuss the arguments proffered herein.

Truly yours,



Ivy Wafford Duke, Esq.

Assistant Secretary
Calvert Social Index Series, Inc.
Calvert World Values Fund, Inc.

Assistant Vice President and Deputy General Counsel
Calvert Asset Management Company, Inc.

cc: J. David Woodruff
General Counsel and Secretary
Energen Corporation

Stu Dalheim
Director of Shareholder Advocacy
Calvert Asset Management Company, Inc.

January 12, 2011

Via Overnight Mail
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Response to the No-Action Request by Energen Corporation

Ladies and Gentlemen:

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, Calvert Asset Management Company, Inc. ("Calvert"), as the investment adviser to both the Calvert Social Index Fund and the Calvert Capital Accumulation Fund (the "Funds"), and acting on the Funds' behalf, caused a shareholder proposal ("Proposal") to be submitted to Energen Corporation ("Energen" or the "Company")[1] on November 11, 2011, requesting the Board of Directors of Energen to issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by October 2011.

On November 23, 2010, Energen requested that Calvert prove the eligibility of the Funds to submit the Proposal. In response, on December 2, 2010 Calvert provided its proof of eligibility to submit the proposal on behalf of the Funds, providing documentation from State Street Corp. (the custodian for the Funds) that shows that each Fund is a beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, Calvert confirmed that each Fund has held these securities continuously for at least one year at the time that Calvert Asset Management Company, Inc. ("Calvert"), as the investment advisor to both Funds, submitted the Proposal, and that it is Calvert's intention that each Fund continue to own shares in the Company through the date of the 2011 annual meeting of shareholders. In addition, in

[1] The Calvert Social Index Fund is a series of Calvert Social Index Series, Inc. and the Calvert Capital Accumulation Fund is a series of Calvert World Values Fund, Inc., both registered investment companies under the Investment Company Act of 1940. The Funds are part of the Calvert Family of Funds, a family of open-end investment companies sponsored by Calvert Group, Ltd., which is a financial services firm specializing in tax-free and socially responsible investing. Calvert's philosophy is that shareholders can make sound investments without compromising their values. The Calvert Family of Funds represents, and Calvert Asset Management Company, Inc. (as the investment adviser) manages, approximately $14.7 billion in assets.

response to Energen's request for proof that Calvert was and remains authorized to submit a shareholder proposal on behalf of the Funds, copies of the investment advisory agreements between Calvert and the Calvert Social Index Series, Inc. and the Calvert World Values Fund, Inc., the registered investment companies under which the Funds are respectively registered, were provided. In turn, on December 23, 2010, the Company requested that the Securities and Exchange Commission Division of Corporation Finance concur that the Proposal may properly be omitted from the proxy materials to be distributed by the Company in connection with its 2011 annual meeting of stockholders. Energen claims that: (1) information concerning ownership of the Funds was not submitted by the record holder of the voting securities of the Company, (2) Calvert has failed to provide a written statement sufficient for purposes of Rule 14a-8(b) that it intends to continue holding the shares through the date of the 2011 meeting, and (3) Calvert intentionally failed to comply with Rule 14a-8(b) in its initial submission.

Energen apparently does not want to acknowledge the fact that Calvert, as the investment manager for the assets of the Funds, is authorized to act on behalf of the Funds in submitting the Proposal, and even more incongruous, that the Funds are shareowners of the Company. As was previously argued in a similar no-action request by Smithfield Foods, Inc. in June of 2010, the Proposal should not be omitted from the proxy materials as it was properly submitted. At that time, under the same fact pattern as has emerged in Calvert's dialogue with Energen, the SEC determined that it was:

> unable to concur in your view that [Company] may exclude the proposal under rules-14a-8(b) and 14a-8(f). In this regard, we note that Calvert Asset Management Company, Inc. submitted the proposal on behalf of the [Portfolio], the proponent, and that State Street Corporation has provided a written statement verifying that the proponent satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we do not believe that [the Company] may omit the proposal from its proxy materials in reliance on rules 14a-8(b)and 14a-8(f)."

Now, seven months later, when faced with a shareholder proposal addressing sustainability and in particular climate change issues, Energen also seeks to avoid a discussion on the relevant issues, rather attempting to use the subterfuge that Calvert has not provided evidence of shareholder ownership, and goes so far as to allege that Calvert is acting in bad faith. The truth of the matter is that Calvert has provided sufficient evidence of ownership.

Calvert serves as an intermediary for the Funds' submission of the Proposal, where as the investment adviser to the Funds, Calvert is authorized to serve as the agent of the Funds to vote proxies and submit shareholder resolutions related to a company's shareholder meetings. The Company has been provided with a copy of the investment advisory agreement between the Funds and Calvert that establishes the traditional advisory services to be provided the Funds. Further still, the fact of the matter is that the Funds are shareowners in the Company. As is the practice in the mutual fund industry, State Street serves as the fund custodian, which has actual possession of the share certificates; and the custodian's documentation evidences that the Funds hold approximately 1,153 and

44,300 shares, respectively, in the Company, and have held respectively 1,114 and 40,800 shares continuously for more than the past year (at the time the Proposal was submitted), and will continue to hold the shares through the date of the 2011 annual meeting.

Accordingly, I argue that Calvert, acting on behalf of the Funds, has provided sufficient evidence of shareholder ownership and accordingly, properly submitted the Proposal to Energen. I therefore appeal to the Division to reject the Company's petition for a no-action position, once again. Please feel free to contact me at 301-951-4858 to further discuss the arguments proffered herein.

Truly yours,



Ivy Wafford Duke, Esq.

Assistant Secretary
Calvert Social Index Series, Inc.
Calvert World Values Fund, Inc.

Assistant Vice President and Deputy General Counsel
Calvert Asset Management Company, Inc.

cc: J. David Woodruff
General Counsel and Secretary
Energen Corporation

Stu Dalheim
Director of Shareholder Advocacy
Calvert Asset Management Company, Inc.



John K. Molen
Direct: (205) 521-8238
Fax: (205) 488-6238
jmolen@babc.com

December 23, 2010

Via E-mail (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Energen Corporation
Shareholder Proposal of Calvert Asset Management Company, Inc.
Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

On behalf of Energen Corporation, an Alabama corporation (the "Company" or "Energen"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am writing to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") submitted by Calvert Asset Management Company, Inc. ("Calvert") on behalf of Calvert Social Index Fund and Calvert Capital Accumulation Fund (the "Funds") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2011 annual meeting of stockholders (the "2011 Meeting").

Pursuant to Rule 14a-8(j) under the Exchange Act on behalf of the Company I have:

(a) filed this letter with the Commission no later than eighty (80) days before the date (March 18, 2011) the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

(b) concurrently sent copies of this correspondence to Calvert.

This request is being submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. Accordingly, I am not enclosing the additional six copies ordinarily required by Rule 14a-8(j). Accompanying this request are the following items:

1. Initial correspondence from Calvert received by the Company by United Parcel Service on November 15, 2010 containing:

(a) Letter of Calvert dated November 11, 2010 (the "Proposal Letter") (Exhibit A); and

(b) The Proposal and the Supporting Statement (Exhibit B).

2. Letter of Energen dated November 23, 2010 (transmitted on that date by facsimile, email and Federal Express) requesting documentation for (i) Calvert's claim of ownership of Energen voting securities by the Funds, (ii) Calvert's claim of authority to submit the proposal on behalf of the Funds, and (iii) the written consent from the Funds of their intent to hold the shares of Energen through the 2011 Meeting by the Funds (Exhibit C).

3. Response to Energen's letter from Calvert received by the Company on December 3, 2010 containing:

(a) Letter of Calvert dated December 2, 2010 (Exhibit D);

(b) Letter of State Street Corp. ("State Street") dated November 30, 2010, confirming ownership of 40,800 shares of voting securities of Energen for more than one year prior to November 23, 2010 by Calvert Capital Accumulation Fund and 1,114 shares of voting securities of Energen for such period by Calvert Social Index Fund (Exhibit E);

(c) Copy of the Investment Advisory Agreement between Calvert and Calvert World Values Fund, Inc. (Exhibit F); and

(d) Copy of the Investment Advisory Agreement between Calvert and Calvert Social Index Series, Inc. (Exhibit G).

4. Participant listing for The Depository Trust Company for December 2010 (Exhibit H).

In accordance with Rule 14a-8(j), a copy of this submission is being set via electronic mail simultaneously to Calvert, as well as by overnight delivery service.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D require proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, I am taking this opportunity to notify Calvert that if it elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

The Proposal

The Proposal requests that the Company's "Board of Directors prepare a sustainability report describing corporate strategies to reduce greenhouse gas emissions and addressing other environmental and social impacts such as resource use (water and energy), as well as employee safety. The report, prepared at reasonable cost and omitting proprietary information, should be published by October 2011."

Basis for Exclusion

The Company believes that the Proposal and the Supporting Statement received on November 15, 2010 may properly be excluded from the Proxy Materials for the 2011 Meeting pursuant to Rules 14a-8(b) and 14a-8(f)(1) because Calvert has not provided the requisite (or timely) proof of share ownership in response to the Company's proper request for the information.

Analysis

In the Proposal Letter, Calvert stated that:

> "The Calvert Social Index Fund and the Calvert Capital Accumulation Fund are beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation available upon request). Furthermore, each Fund has held these securities continuously for at least one year, and it is Calvert's intention that each Fund continue to own shares in the Company through the date of the 2011 annual meeting of shareholders."

Because Calvert was purporting to submit the proposal on behalf of the Funds and neither of the Funds was a record owner of its voting securities, on November 23, 2010, Energen sent a letter by Federal Express notifying Calvert that it had failed to satisfy the eligibility requirements necessary for the inclusion of the Proposal and Supporting Statement in the Proxy Materials for the 2011 Meeting. *See* Exhibit C. Specifically, Energen advised Calvert as follows:

> "Neither Calvert nor either of the Funds appears in Energen's records as a registered shareholder. Accordingly, under Rule 14a-8(b) under the Securities and Exchange Act of 1934 relating to shareholder proposals, you are required to prove to Energen your eligibility to submit the proposal. Your assertion that the Funds meet the $2,000 market value ownership eligibility requirements, together with your indication that supporting documentation is available upon request, does not satisfy the requirement that you prove your eligibility at the time that you submit your proposal.
>
> "Under Rule 14a-8(b), at the time you submit your proposal you must prove to Energen the eligibility of at least one of the Funds by submitting
>
> - either:
>   - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, the Fund continuously held at least $2,000 in market value, or 1%, of Energen's securities entitled to be voted on the proposal at

the meeting, for at least one year by the date you submitted the proposal; or

- o a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 or amendments to those documents or updated forms, reflecting the Fund's ownership of shares as of or before the date on which the one-year eligibility period begins and a written statement from the Fund that it continuously held the required number of shares for the one-year period as of the date of the statement; and

- a written statement from such Fund that it intends to continue holding the shares through the date of Energen's annual meeting."

Calvert submitted a letter from State Street dated November 30, 2010 (*see* Exhibit E), indicating that Calvert Capital Accumulation Fund held 40,800 shares of the voting securities of Energen for a period of at least one year prior to the date the proposal was initially submitted, and that Calvert Social Index Fund held 1,114 shares of the voting securities of Energen for such period. The letter from State Street was dated November 30, 2010, prior to the date on which the supplemental letter was submitted by Calvert (December 2, 2010) and includes no information for the period from November 23, 2010 through the date the supplemental letter was submitted by Calvert, and provides no indication that either of the Funds held Energen voting securities on either (i) the date State Street provided the letter and information contained therein or (ii) Calvert submitted the supplemental information.

Information concerning ownership by the Funds was not submitted by the record holder of the voting securities of the Company

Rule 14a-8(b) provides that a proponent which is not a registered holder "must prove . . . eligibility to the company in one of two ways." The two exclusive methods are (i) providing a written statement from the record holder[1] or (ii) providing a copy of certain SEC filings which do

[1] *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you

not appear applicable to Calvert or the Funds. Rule 14a-8 does not contemplate that a proponent can establish its eligibility in any manner other than the two methods specified in the rule.

Because most securities are held in the name of CEDE & Co., as the nominee of The Depository Trust Company ("DTC"), the Staff has in numerous cases indicated that a statement from a participant in DTC constitutes a statement by a record owner. The letter provided by Calvert, however, is from State Street Corp. While numerous entities which have "State Street" as part of their name appear as participants on the most recent list of DTC participants available from DTC's website (*see* Exhibit H), State Street Corp. itself does not appear as a participant of DTC. Such documentation provided by Calvert, therefore, is not a statement of a record holder as required by Rule 14a-8(b). Moreover, Calvert has not identified its relationship with the person providing the letter as that of an introducing or other broker or intermediary. In short, Calvert has failed to provide the minimum documentation necessary under Rule 14a-8(b) to evidence ownership by the Funds of the requisite securities of Energen in order for the Funds to be eligible to authorize Calvert to submit the Proposal on their behalves.

Calvert has failed to provided a written statement sufficient for the purposes of Rule 14a-8(b) that it intends to continue holding the shares through the date of the 2011 Meeting

Calvert in both its November 11, 2010 and December 2, 2010 letters has asserted that "it is Calvert's intention that each Fund continue to own shares in the Company through the date of the 2011 annual meeting of shareholders." Energen submits that such a statement by Calvert without confirming statements by the Funds, is insufficient for purposes of the rule. The rule specifically requires that the owner of the voting securities must state that it intends to hold such securities through the date of the annual meeting of shareholders. While Calvert has authority to make determination of whether to hold the shares under its investment advisory agreements, it cannot provide a commitment to hold such shares through the 2011 Meeting because each of the Funds has the ability under its respective investment advisory agreement to terminate such investment advisory agreements upon sixty (60) days prior written notice to Calvert as advisor (*see* Section 9 of each of the Investment Advisory Agreements attached as Exhibits F and G hereto). Energen submits that without confirmation from each of the Funds of their intention to allow Calvert to continue as investment advisor through the date of the 2011 Meeting or their statement of their authorization or their direction to Calvert to hold such shares through the 2011

---

are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. *You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or . . .* (*Emphasis added*)

Meeting, such assertion by Calvert itself is insufficient to provide the assurance of the intention of the Funds to hold such shares through the 2011 Meeting required by Rule 14a-8(b).[2]

Calvert intentionally failed to comply with Rule 14a-8(b) in its initial submission

Calvert acknowledge in its initial submission that it was acting on behalf of the Funds and that such Funds were beneficial owners, not record owners of Energen voting securities, offering to provide such documentation upon request. Calvert is an experienced investment advisor which regularly submits shareholder proposals for consideration. Companies such as Energen have a duty to their shareholders to make certain that shareholders seeking to present proposals comply with the Commission's rules. Calvert knows, or should know, that if it does not provide the required documentation, it will be necessary for Energen to require it to provide such documentation before allowing its shareholder proposal to be submitted at an annual meeting. The action of Calvert in ignoring the rules in such a cavalier fashion (by a professional manager who should know better and who should be held to a higher standard), should not be rewarded by allowing Calvert to fail to provide such information in its initial request. Energen urges the Commission to allow it to omit Calvert's proposal from its shareholder material because of Calvert's clear failure to make a good faith attempt to comply with the rules regarding providing evidence of shareholder ownership in its initial submission.

Conclusion

For the reasons stated above, we respectfully request on behalf of Energen Corporation that the Staff confirm that it will not recommend enforcement action to the Commission if Energen omits the Proposal and the Supporting Statement from the Proxy Materials for the 2011 Meeting under Rules 14a-8(b) and 14a-8(f)(1).

If we can be of any further assistance in this matter, please do not hesitate to call me at (205) 521-8238, my partner Laura Washburn at (205) 521-8370 or David Woodruff, Energen's General Counsel and Secretary, at (205) 326-2629. My fax number is (205) 488-6238, and my email address is jmolen@babc.com.

Very truly yours,



John K. Molen

JKM/lk

[2] Energen also questions how any fiduciary such as Calvert can commit to hold securities through a specified date consistent with its fiduciary obligations to protect the assets of the person to whom it owes such duties, without the express authorization of such person to do so.

cc: Ivy Wafford Duke. Esq. (via Federal Express)
Assistant Vice President
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, Maryland 28014

Mr. Mike Lombardo (via email)
Senior Sustainability Analyst and Manager
Calvert Social Index
Calvert Asset Management Company, Inc.
mike.lombardo@calvert.com

J. David Woodruff, Esq.
General Counsel and Secretary
Energen Corporation

Laura P. Washburn, Esq.

EXHIBIT A

Letter of Calvert
(dated November 11, 2010, received November 15, 2010)


Calvert
INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

November 11, 2010

J. David Woodruff
Secretary
Energen Corporation
605 Richard Arrington Jr. Blvd. North
Birmingham, Alabama 35203-2707

Dear Mr. Woodruff:

Calvert Asset Management Company, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 51 mutual funds sponsored by Calvert Group, Ltd., including 24 funds that apply sustainability criteria. Calvert currently has over $14.9 billion in assets under management.

The Calvert Social Index Fund and the Calvert Capital Accumulation Fund are beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation available upon request). Furthermore, each Fund has held these securities continuously for at least one year, and it is Calvert's intention that each Fund continue to own shares in the Company through the date of the 2011 annual meeting of shareholders.

We are notifying you, in a timely manner, that Calvert, on behalf of the Funds, is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed, requesting that Energen Corporation issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by October 2011. Calvert continues to believe that sustainability reporting is a critical component of a company's commitment to stakeholders and that the reporting process is in the economic interest of shareholders.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Mike Lombardo, at 301-961-4756, or contact him via email at **mike.lombardo@calvert.com**.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,



Ivy Wafford Duke, Esq.
Assistant Vice President

Cc: Bennett Freeman, Senior Vice President for Sustainability Research and Policy, Calvert Asset Management Company, Inc.

Stu Dalheim, Director of Shareholder Advocacy, Calvert Asset Management Company, Inc.

Mike Lombardo, Senior Sustainability Analyst and Manager, Calvert Social Index, Calvert Asset Management Company, Inc.

Scott McMahan, Associate Research Analyst, Calvert Asset Management Company, Inc.

Enclosures: Resolution Text

EXHIBIT B

Proposal and Supporting Statement of Calvert
(sent with Exhibit A)

Sustainability Report Resolution
2011 – Energen Corporation

WHEREAS: Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens, are more likely to generate stronger financial returns, better respond to emerging issues, and enjoy long-term business success.

Mainstream financial companies are continuing to recognize the links between sustainability performance and shareholder value. For example, investment firms like Goldman Sachs and Deutsche Asset Management are increasingly incorporating corporate social and environmental practices into their investment decisions. Furthermore, the United Nations' Principles for Responsible Investment, a set of guidelines that can be adopted by institutional investors addressing environmental, social and corporate governance issues, has approximately 784 signatories representing $22 trillion assets under management as of July 2010.

There is clearly an increase in corporate sustainability reporting. A 2008 survey found that 80% of the Global Fortune 250 companies now release corporate responsibility data, which is up from 64% in 2005 (KPMG International Survey of Corporate Responsibility Reporting 2008).

A number of oil and gas companies do not produce sustainability reports, especially regarding key issues such as climate change, resource use, and employee safety. We believe this absence of disclosure may increase the company's risk. For example, a KPMG report (Climate Changes Your Business, 2008) which assessed business and economic risks across sectors, identified Utilities as one of several high risk sectors with regards to climate change. The Utilities sector is exposed to a particularly high level of regulatory risk. Fortunately, several industry peers, including NiSource and AGL Resources, have taken initiative in disclosing their sustainability programs.

According to the American Petroleum Institute (Oil & Gas Industry Guidance on Voluntary Sustainability Reporting, 2005), some of the potential drivers for sustainability reporting include enhanced business value, improved operations, accountability mechanism, and strengthened relationships. Sustainability reporting helps investors understand what our company is doing to manage environmental and social impacts, and the steps Energen Corporation is taking to respond to the growing interest and opportunities in sustainability.

RESOLVED: Shareholders request that the Board of Directors prepare a sustainability report describing corporate strategies to reduce greenhouse gas emissions and addressing other environmental and social impacts such as resource use (water and energy), as well as employee safety. The report, prepared at reasonable cost and omitting proprietary information, should be published by October 2011.

SUPPORTING STATEMENT: The report should include the company's definition of sustainability and a company-wide review of company policies, practices, and metrics related to long-term social and environmental sustainability.

We recommend that Energen Corporation use the Global Reporting Initiative's Sustainability Reporting Guidelines to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization developed with representatives from the business, environmental, human rights, and labor communities.

EXHIBIT C

Deficiency Letter from Energen to Calvert
(dated November 23, 2010 and delivered by Federal Express on November 24, 2010)



J. David Woodruff
General Counsel and Secretary

ENERGEN CORPORATION
605 Richard Arrington, Jr. Boulevard North
Birmingham, Alabama 35203-2707
Telephone (205) 326-2629

November 23, 2010

Ivy Wafford Duke, Esq.
Assistant Vice President
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

BY FEDERAL EXPRESS

Dear Ms. Duke:

Energen Corporation ("Energen") has received your letter on behalf of Calvert Asset Management Company, Inc. ("Calvert") presenting a proposal for consideration at Energen's 2011 Annual Meeting of Shareholders. You indicate that Calvert is presenting the proposal on behalf of the Calvert Social Index Fund and the Calvert Capital Accumulation Fund (collectively, the "Funds"). Neither Calvert nor either of the Funds appears in Energen's records as a registered shareholder. Accordingly, under Rule 14a-8(b) under the Securities and Exchange Act of 1934 relating to shareholder proposals, you are required to prove to Energen your eligibility to submit the proposal. Your assertion that the Funds meet the $2,000 market value ownership eligibility requirements, together with your indication that supporting documentation is available upon request, does not satisfy the requirement that you prove your eligibility at the time that you submit your proposal.

Under Rule 14a-8(b), at the time you submit your proposal you must prove to Energen the eligibility of at least one of the Funds by submitting

- either:
    - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, the Fund continuously held at least $2,000 in market value, or 1%, of Energen's securities entitled to be voted on the proposal at the meeting, for at least one year by the date you submitted the proposal; or
    - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 or amendments to those documents or updated forms, reflecting the Fund's ownership of shares as of or before the date on which the one-year eligibility period begins and a written statement from the Fund that it continuously held the required number of shares for the one-year period as of the date of the statement; and
- a written statement from such Fund that it intends to continue holding the shares through the date of Energen's annual meeting.

In order for your proposal to be properly submitted, Calvert must also provide us with the proper written evidence that at the time Calvert submitted the proposal Calvert was authorized to submit a shareholder proposal on behalf of a Fund that meets the ownership eligibility requirements. In connection with providing such evidence you should note with specificity where the authorization of Calvert to submit shareholder proposals on behalf of the Funds is contained in such documentation.

In order to comply with the Rule 14a-8(f) to remedy these procedural defects, you must transmit your response to this notice of procedural defects within fourteen (14) calendar days of receiving this notice. For your information, we have attached a copy of Rule 14a-8 regarding shareholder proposals.

Very truly yours,



J. David Woodruff

JDW/tc

Attachment

cc via Email to Mike Lombardo
mike.lombardo@calvert.com

e-CFR Data is current as of November 18, 2010

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§ 240.14a-8 Shareholder proposals.

Link to an amendment published at 75 FR 56782, Sept. 16, 2010.

Link to a delay published at 75 FR 64641, Oct. 20, 2010.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101),

Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the

company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or

misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

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EXHIBIT D

Response Letter of Calvert
(dated December 2, 2010)



4550 Montgomery Avenue, Bethesda, Maryland 20814
301.951.4800
www.Calvert.com

December 2, 2010

VIA EMAIL AND OVERNIGHT MAIL
J. David Woodruff
General Counsel and Secretary
Energen Corporation
605 Richard Arrington, Jr. Boulevard North
Birmingham, Alabama 35203-2707

Dear Mr. Woodruff:

As requested in your correspondence dated November 23, 2010, please find documentation verifying that both the Calvert Social Index Fund the Calvert Capital Accumulation Fund (the "Funds") own shares of Energen Corporation (the "Company"). The enclosed letter from State Street Corp. shows that each Fund is a beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, each Fund has held these securities continuously for at least one year at the time that Calvert Asset Management Company, Inc. ("Calvert"), as the investment advisor to both Funds, submitted the shareholder proposal. It is Calvert's intention that each Fund continue to own shares in the Company through the date of the 2011 annual meeting of shareholders.

In addition, in response to your request for proof that Calvert was and remains authorized to submit a shareholder proposal on behalf of the Calvert Social Index Fund and the Calvert Capital Accumulation Fund, I attach the investment advisory agreements between Calvert and the Calvert Social Index Series, Inc. and the Calvert World Values Fund, Inc., the registered investment companies under which the Funds are respectively registered. The Calvert Social Index Fund and the Calvert Capital Accumulation Fund are part of the Calvert Family of Mutual Funds, a family of open-end investment companies, or mutual funds, registered under the Investment Company Act of 1940.

Should you have any further questions regarding Calvert's authority to act on behalf of the Funds, please feel free to contact me at 301-951-4858.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Assistant Vice President and Deputy General Counsel
Calvert Asset Management Company, Inc.

cc: Stu Dalheim
Director of Shareholder Advocacy
Calvert Asset Management Company, Inc.

Mike Lombardo
Senior Sustainability Analyst and Manager, Index
Calvert Asset Management Company, Inc.

Enclosures: State Street letter
Investment Advisory Agreement, Calvert World Values Fund, Inc.
Investment Advisory Agreement, Calvert Social Index Series, Inc.

EXHIBIT E

Letter of State Street dated November 30, 2010
(sent with Exhibit D)



STATE STREET.

Investment Services
P.O. Box 5607
Boston, MA 02110

November 30, 2010,

Calvert Group, LTD
Fund Administration
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 23, 2010 the Calvert Funds listed below held the indicated amount of shares of the stock of ENERGEN CORP. (CUSIP 29265N108). Also the funds held the amount of shares indicated continuously between 10/11/2009 & 11/23/2010.

Fund Number	Name	Shares as of 11/23/10	Shares held between 10/11/2009 & 11/23/2010
*** FISMA & OMB Memorandum M-07-16 ***	ert Capital Accumulation Fund	44,300	40,800
*** FISMA & OMB Memorandum M-07-16 ***	ert VP SRI Mid Cap Growth Portfolio	15,900	14,400
*** FISMA & OMB Memorandum M-07-16 ***	ert Mid Cap Value Fund	21,900	0
*** FISMA & OMB Memorandum M-07-16 ***	Enhanced Equity Portfolio	6,470	0
*** FISMA & OMB Memorandum M-07-16 ***	ert Social Index Fund	1,153	1,114
*** FISMA & OMB Memorandum M-07-16 ***	ert VP S&P Mid Cap 400 Index Portfolio	11,068	7,839

Please feel free to contact me if you need any further information.

Sincerely,

Michelle Mcelroy

Michelle Mcelroy
Account Manager
State Street Corp

EXHIBIT F

Investment Advisory Agreement
between Calvert and Calvert World Values Fund, Inc.
(sent with Exhibit D)

INVESTMENT ADVISORY AGREEMENT
CALVERT WORLD VALUES FUND, INC.

INVESTMENT ADVISORY AGREEMENT, made this 1st day of March, 1999, by and between CALVERT ASSET MANAGEMENT COMPANY, INC., a Delaware corporation (the "Advisor"), and CALVERT WORLD VALUES FUND, INC., a Maryland corporation (the "Corporation"), both having their principal place of business at 4550 Montgomery Avenue, Bethesda, Maryland.

WHEREAS, the Corporation is registered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), for the purpose of investing and reinvesting its assets in securities, as set forth in its Articles of Incorporation, its Bylaws and its registration statements under the 1940 Act and the Securities Act of 1933 (the "1933 Act"), as amended; offering separate series ("Fund(s)"), and the Corporation desires to avail itself of the services, information, advice, assistance and facilities of an investment advisor and to have an investment advisor perform for it various investment advisory, research services and other management services; and

WHEREAS, the Advisor is an investment advisor registered under the Investment Advisers Act of 1940, as amended, and is engaged in the business of rendering management, and investment advisory services to investment companies and desires to provide such services to the Corporation;

NOW, THEREFORE, in consideration of the terms and conditions hereinafter set forth, it is agreed as follows:

1. Employment of the Advisor. The Corporation hereby employs the Advisor to manage the investment and reinvestment of the Corporation assets, subject to the control and direction of the Corporation's Board of Directors, for the period and on the terms hereinafter set forth. The Advisor hereby accepts such employment and agrees during such period to render the services and to assume the obligations in return for the compensation herein provided. The Advisor shall for all purposes herein be deemed to be an independent contractor and shall, except as expressly provided or authorized (whether herein or otherwise), have no authority to act for or represent the Corporation in any way or otherwise be deemed an agent of the Corporation.

2. Obligations of and Services to be Provided by the Advisor. The Advisor undertakes to provide the following services and to assume the following obligations:

   a. The Advisor shall manage the investment and reinvestment of the Corporation's assets, subject to and in accordance with the investment objectives and policies of each Fund, and the social investment screening criteria, as stated in the registration statement, and any directions which the Corporation's Board of Directors may issue from time to time. In pursuance of the foregoing, the Advisor shall make all determinations with respect to the investment of the Corporation's assets and the purchase and sale of portfolio securities and shall take such steps as may be necessary to implement the same. Such determination and services shall also include determining the manner in which voting rights, rights to consent to corporate action, any other rights pertaining to the Corporation's portfolio securities shall be exercised. The Advisor shall render regular reports to the Corporation's Board of Directors concerning the Corporation's investment activities.

b. The Advisor shall, in the name of the Corporation, on behalf of each Fund, place orders for the execution of portfolio transactions in accordance with the policies with respect thereto set forth in the Corporation's current registration statement under the 1940 Act and the 1933 Act. In connection with the placement of orders for the execution of portfolio transactions the Advisor shall create and maintain all necessary brokerage records of the Corporation in accordance with all applicable laws, rules and regulations, including but not limited to records required by Section 31(a) of the 1940 Act. All records shall be the property of the Corporation and shall be available for inspection and use by the SEC, the Corporation or any person retained by the Corporation. Where applicable, such records shall be maintained by the Advisor for the periods and the places required by Rule 31a-2 under the 1940 Act.

c. The Advisor shall bear its expenses of providing services to the Corporation pursuant to this Agreement except such expenses as are undertaken by the Corporation. In addition, the Advisor shall pay the salaries and fees of all Directors and executive officers who are employees of the Advisor or its affiliates ("Advisor Employees").

d. In providing the services and assuming the obligations set forth herein, the Advisor may, at its own expense, employ one or more Subadvisors, as approved by the Board of Directors.

e. The Advisor is responsible for screening investments to determine that they meet each Fund's social investment screening criteria, as may be amended from time to time with the approval of the Board.

3. <u>Expenses of each Fund</u>. Each Fund shall pay all expenses other than those expressly assumed by the Advisor. Expenses payable by the Fund shall include, but are not limited to:

a. Fees to the Advisor as provided herein;

b. Legal and audit expenses;

c. Fees and expenses related to the registration and qualification of the Corporation and its shares for distribution under federal and state securities laws;

d. Expenses of the administrative services agent, transfer agent, registrar, custodian, dividend disbursing agent and shareholder servicing agent;

e. Any telephone charges associated with shareholder servicing or the maintenance of the Funds or Corporation;

f. Salaries, fees and expenses of Directors and executive officers of the Corporation, other than Advisor Employees;

g. Taxes and corporate fees levied against the Corporation;

h. Brokerage commissions and other expenses associated with the purchase and sale of portfolio securities for the Corporation;

i. Expenses, including interest, of borrowing money;

j. Expenses incidental to meetings of the Corporation's shareholders and the maintenance of the Corporation's organizational existence;

k. Expenses of printing stock certificates representing shares of the Corporation and expenses of preparing, printing and mailing notices, proxy material, reports to regulatory bodies and reports to shareholders of the Corporation;

l. Expenses of preparing and typesetting of prospectuses of the Corporation;

m. Expenses of printing and distributing prospectuses to shareholders of the Corporation;

n. Association membership dues;

o. Insurance premiums for fidelity and other coverage;

p. Distribution Plan expenses, as permitted by Rule 12b-1 under the 1940 Act and as approved by the Board; and

q. Such other legitimate Corporation expenses as the Board of Directors may from time to time determine are properly chargeable to the Corporation.

4. Compensation of Advisor.

a. As compensation for the services rendered and obligations assumed hereunder by the Advisor, the Trust shall pay to the Advisor within ten (10) days after the last day of each calendar month a fee equal on an annualized basis as shown on Schedule A. Any amendment to the Schedule pertaining to any new or existing Fund shall not be deemed to affect the interest of any other Fund and shall not require the approval of the shareholders of any other Fund.

b. Such fee shall be computed and accrued daily. Upon termination of this Agreement before the end of any calendar month, the fee for such period shall be prorated. For purposes of calculating the Advisor's fee, the daily value of a Fund's net assets shall be computed by the same method as the Fund uses to compute the value of its net assets in connection with the determination of the net asset value of its shares.

c. The Advisor reserves the right (i) to waive all or part of its fee and assume expenses of a Fund and (ii) to make payments to brokers and dealers in consideration of their promotional or administrative services.

5. Activities of the Advisor. The services of the Advisor to the Corporation hereunder are not to be deemed exclusive, and the Advisor shall be free to render similar services to others. It is understood that Directors and officers of the Corporation are or may become interested in the Advisor as stockholders, officers, or otherwise, and that stockholders and officers of the Advisor are or may become similarly interested in the Corporation, and that the Advisor may become interested in the Corporation as a shareholder or otherwise.

6. Use of Names. The Corporation shall not use the name of the Advisor in any prospectus, sales literature or other material relating to the Corporation in any manner not approved prior thereto by the Advisor; provided, however, that the Advisor shall approve all uses of its name which merely refer in accurate terms to its appointment hereunder or which are required by the SEC; and, provided, further, that in no event shall such approval be unreasonably withheld. The Advisor shall not use the name of the Corporation or any Corporation in any material relating to the Advisor in any manner not approved prior thereto by the Corporation; provided, however, that the Corporation shall approve all uses of its name which merely refer in accurate terms to the appointment of the Advisor hereunder or which are required by the SEC; and, provide, further, that in no event shall such approval be unreasonably withheld.

7. Liability of the Advisor. Absent willful misfeasance, bad faith, gross negligence, or reckless disregard of obligations or duties hereunder on the part of the Advisor, the Advisor shall not be subject to liability to the Corporation or to any shareholder of the Corporation for any act or omission in the course of, or connected with, rendering

services hereunder or for any losses that may be sustained in the purchase, holding or sale of any security.

8. Force Majeure. The Advisor shall not be liable for delays or errors occurring by reason of circumstances beyond its control, including but not limited to acts of civil or military authority, national emergencies, work stoppages, fire, flood, catastrophe, acts of God, insurrection, war, riot, or failure of communication or power supply. In the event of equipment breakdowns beyond its control, the Advisor shall take reasonable steps to minimize service interruptions but shall have no liability with respect thereto.

9. Renewal, Termination and Amendment. This Agreement shall continue in effect with respect to the Corporation, unless sooner terminated as hereinafter provided, through December 31, 1999, and indefinitely thereafter if its continuance shall be specifically approved at least annually by vote of the holders of a majority of the outstanding voting securities of the Corporation or by vote of a majority of the Corporation's Board of Directors; and further provided that such continuance is also approved annually by the vote of a majority of the Directors who are not parties to this Agreement or interested persons of the Advisor, cast in person at a meeting called for the purpose of voting on such approval, or as allowed by law. This Agreement may be terminated at any time, without payment of any penalty, by the Corporation's Board of Directors or by a vote of the majority of the outstanding voting securities of the Corporation upon 60 days' prior written notice to the Advisor and by the Advisor upon 60 days' prior written notice to the Corporation. This Agreement may be amended at any time by the parties, subject to approval by the Corporation's Board of Directors and, if required by applicable SEC rules and regulations, a vote of a majority of the Corporation's outstanding voting securities. This Agreement shall terminate automatically in the event of its assignment. The terms "assignment" and "vote of a majority of the outstanding voting securities" shall have the meaning set forth for such terms in the 1940 Act.

10. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

11. Miscellaneous. Each party agrees to perform such further actions and execute such further documents as are necessary to effectuate the purposes hereof. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Maryland. The captions in this Agreement are included for convenience only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

CALVERT WORLD VALUES FUND, INC.

By: [signature]

Title: Treasurer

CALVERT ASSET MANAGEMENT COMPANY, INC.

By: [signature]

Title: Senior Vice President

Investment Advisory Agreement
Calvert Asset Management Company, Inc.
Calvert World Values Fund, Inc.

Schedule A

As compensation pursuant to Section 4 of the Investment Advisory Agreement between Calvert Asset management company, Inc. (the "Advisor") and Calvert World Values Fund, Inc. ("CWVF") dated March 1, 1999, with respect to each CWVF Portfolio, the Advisor is entitled to receive from each Portfolio an annual advisory fee (the "Fee") as shown below. The Fee shall be computed daily and payable monthly, based on the average daily net assets of the appropriate Portfolio.

CWVF International Equity:	0.75% on the first $250 million 0.725% on the next $250 million 0.675% above $500 million
CWVF Capital Accumulation	0.65%

<u>EXHIBIT G</u>

Investment Advisory Agreement
between Calvert and Calvert Social Index Series, Inc.
(sent with Exhibit D)

INVESTMENT ADVISORY AGREEMENT
CALVERT SOCIAL INDEX SERIES, INC.

INVESTMENT ADVISORY AGREEMENT, made this 22nd day of June, 2000, by and between CALVERT ASSET MANAGEMENT COMPANY, INC., a Delaware corporation (the "Advisor"), and CALVERT SOCIAL INDEX SERIES, INC., a Maryland corporation (the "Registered Investment Company" or "RIC"), both having their principal place of business at 4550 Montgomery Avenue, Bethesda, Maryland.

WHEREAS, the RIC is registered as an open-end investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), for the purpose of investing and reinvesting its assets in securities, as set forth in its Articles and its By-laws and its registration statements under the 1940 Act and the Securities Act of 1933 as amended (the "1933 Act"); and the RIC, offering separate series ("Fund(s)"), desires to avail itself of the services, information, advice, assistance and facilities of an investment advisor and to have an investment advisor perform for it various investment advisory, research services, and other management services; and

WHEREAS, the Advisor is an investment advisor registered under the Investment Advisers Act of 1940, as amended, and is engaged in the business of rendering management and investment advisory services to investment companies and desires to provide such services to the RIC;

NOW, THEREFORE in consideration of the terms and conditions hereinafter set forth, it is agreed as follows:

1. Employment of the Advisor. The RIC hereby employs the Advisor to manage the investment and reinvestment of the RIC assets, subject to the control and direction of the RIC's Board of Directors, for the period and on the terms hereinafter set forth. The Advisor hereby accepts such employment and agrees during such period to render the services and assume the obligations in return for the compensation provided herein. The Advisor shall for all purposes herein be deemed to be an independent contractor and shall, except as expressly provided or authorized (whether herein or otherwise), have no authority to act for or represent the RIC in any way or otherwise be deemed an agent of the RIC.

2. Obligations of and Services to be Provided by the Advisor. The Advisor undertakes to provide the following services and to assume the following obligations:

   a. The Advisor shall manage the investment and reinvestment of each Fund's assets, subject to and in accordance with the investment objectives and policies of the Fund, and the social investment screening criteria, as stated in the registration statement. In pursuance of the foregoing, the Advisor shall make all determinations with respect to the investment of each Fund's assets and the purchase and sale of portfolio securities and shall take such steps as may be necessary to implement the same. Such determination and services shall also include determining the manner in which voting rights, rights to consent to corporate action, any other rights pertaining to a Fund's portfolio securities shall be exercised. The Advisor shall render regular reports to the RIC's Board of Directors concerning each Fund's investment activities.

b. The Advisor shall, in the name of the RIC and on behalf of each Fund, place orders for the execution of the Fund's portfolio transactions in accordance with the policies with respect thereto set forth in the RIC's current registration statement under the 1940 Act and the 1933 Act. In connection with the placement of orders for the execution of each Fund's portfolio transactions, the Advisor shall create and maintain all necessary brokerage records of the Fund in accordance with all applicable laws, rules and regulations, including but not limited to records required by Section 31(a) of the 1940 Act. All records shall be the property of the RIC and shall be available for inspection and use by the Securities and Exchange Commission (the "SEC"), the RIC or any person retained by the RIC. Where applicable, such records shall be maintained by the Advisor for the periods and the places required by Rule 31a-2 under the 1940 Act.

c. The Advisor shall bear its expenses of providing services to the RIC and each Fund pursuant to this Agreement except such expenses as are undertaken by the RIC or the Fund. In addition, the Advisor shall pay the salaries and fees of all Directors and executive officers who are employees of the Advisor or its affiliates ("Advisor Employees").

d. In providing the services and assuming the obligations set forth herein, the Advisor may, at its own expense, employ one or more Subadvisors, as approved by the Board of Directors.

e. The Advisor is responsible for screening investments to determine that they meet the Fund's social investment screening criteria. The RIC acknowedges that social screening may either be performed directly by the Advisor, or by an affiliate of the Advisor.

3. Expenses of each Fund. Each Fund shall pay all expenses other than those expressly assumed by the Advisor. Expenses payable by the Fund shall include, but are not limited to:

a. Fees to the Advisor as provided herein;

b. Legal and audit expenses;

c. Fees and expenses related to the registration and qualification of the RIC and its shares for distribution under federal and state securities laws;

d. Expenses of the administrative services agent, transfer agent, registrar, custodian, fund accounting, dividend disbursing agent and shareholder servicing agent;

e. Any telephone charges associated with shareholder servicing or the maintenance of the Funds or RIC;

f. Salaries, fees and expenses of Directors and executive officers of the RIC, other than Advisor Employees;

g. Taxes and corporate fees levied against the RIC;

h. Brokerage commissions and other expenses associated with the purchase and sale of portfolio securities for the RIC;

i. Expenses, including interest, of borrowing money;

j. Expenses incidental to meetings of the RIC's shareholders and the maintenance of the RIC's organizational existence;

k. Expenses of printing stock certificates representing shares of the RIC and expenses of preparing, printing and mailing notices, proxy material, reports to regulatory bodies and reports to shareholders of the RIC;

l. Expenses of preparing and typesetting of prospectuses of the RIC;

m. Expenses of printing and distributing prospectuses to shareholders of the RIC;

n. Association membership dues;

o. Insurance premiums for fidelity and other coverage;

p. Distribution Plan expenses, as permitted by Rule 12b-1 under the 1940 Act and as approved by the Board; and

q. Such other legitimate RIC expenses as the Board of Directors may from time to time determine are properly chargeable to the RIC.

4. Compensation of Advisor.

a. As compensation for the services rendered and obligations assumed hereunder by the Advisor, the RIC shall pay to the Advisor within ten (10) days after the last day of each calendar month a fee equal on an annualized basis as shown on

Schedule A. Any amendment to the Schedule pertaining to any new or existing Fund shall not be deemed to affect the interest of any other Fund and shall not require the approval of the shareholders of any other Fund.

b. Such fee shall be computed and accrued daily. Upon termination of this Agreement before the end of any calendar month, the fee for such period shall be prorated. For purposes of calculating the Advisor's fee, the daily value of a Fund's net assets shall be computed by the same method as the Fund uses to compute the value of its net assets in connection with the determination of the net asset value of its shares.

c. The Advisor reserves the right (i) to waive all or part of its fee and assume expenses of a Fund and (ii) to make payments to brokers and dealers in consideration of their promotional or administrative services.

5. Activities of the Advisor. The services of the Advisor to the RIC and each Fund hereunder are not to be deemed exclusive, and the Advisor shall be free to render similar services to others. It is understood that Directors and officers of the RIC are or may become interested in the Advisor as stockholders, officers, or otherwise , and that stockholders and officers of the Advisor are or may become similarly interested in the RIC, and that the Advisor may become interested in the RIC as shareholder or otherwise.

6. Use of Names.

a. The RIC or any Fund shall not use the name of the Advisor in any prospectus, sales literature or other material relating to the RIC in any manner not approved prior thereto by the Advisor; provided, however, that the Advisor shall approve all uses of its name which merely refer in accurate terms to its appointment hereunder or which are required by the SEC; and, provided, further, that in no event shall such approval be unreasonably withheld. The Advisor shall not use the name of the RIC or any Fund in any material relating to the Advisor in any manner not approved prior thereto by the RIC; provided, however, that the RIC shall approve all uses of its name which merely refer in accurate terms to the appointment of the Advisor hereunder or which are required by the SEC; and, provide, further, that in no event shall such approval be unreasonably withheld.

b. The Directors of the RIC acknowledge that, in consideration of the Advisor's assumption of certain expenses of formation of the RIC, the Advisor has reserved for itself the rights to the name "Calvert Social Index Series, Inc." (or any similar name) and that use by the RIC of such name shall continue only with the continuing consent of the Advisor, which consent may be withdrawn at any time, effective immediately, upon written notice thereof to the RIC.

7. Liability of the Advisor. Absent willful misfeasance, bad faith, gross negligence, or reckless disregard of obligations or duties hereunder on the part of the Advisor, the Advisor shall not be subject to liability to the RIC or to any shareholder of the RIC for any act or omission in the course of, or connected with, rendering services hereunder or for any losses that may be sustained in the purchase, holding or sale of any security.

8. Force Majeure. The Advisor shall not be liable for delays or errors occurring by reason of circumstances beyond its control, including but not limited to acts of civil or militaryv authority, national emergencies, work stoppages, fire, flood, catastrophe, acts of God, insurrection, war, riot, or failure of communication or power supply. In the event of equipment breakdowns beyond its control, the Advisor shall take reasonable steps to minimize service interruptions but shall have no liability with respect thereto.

9. Renewal, Termination and Amendment. This Agreement shall continue in effect with respect to each Fund, unless sooner terminated as hereinafter provided, through January 31, 2002, and indefinitely thereafter if its continuance shall be specifically approved at least annually by vote of the holders of a majority of the outstanding voting securities of a Fund or by vote of a majority of the RIC's Board of Directors; and further provided that such continuance is also approved annually by the vote of a majority of the Directors who are not parties to this Agreement or interested persons of the Advisor, cast in person at a meeting called for the purpose of voting on such approval, or as allowed by law. This Agreement may be terminated at any time with respect to a Fund, without payment of any penalty, by the RIC's Board of Directors or by vote of the majority of the outstanding voting securities of the Fund upon 60 days' prior written notice to the Advisor and by the Advisor upon 60 days' prior written notice to the RIC. This Agreement may be amended with respect to a Fund at any time by the parties, subject to approval by the RIC's Board of Directors and, if required by applicable SEC rules and regulations, a vote of a majority of the Fund's outstanding voting securities. This Agreement shall terminate automatically in the event of its assignment. The terms "assignment", "interested person", and "vote of a majority of the outstanding voting securities" shall have the meaning set forth for such terms in the 1940 Act.

10. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

11. Miscellaneous. Each party agrees to perform such further actions and execute such further documents as are necessary to effectuate the purposes hereof. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Maryland. The captions in this Agreement are included for convenience only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

Calvert Social Index Series, Inc.

By: [signature]
William M. Tartikoff
Vice President

Calvert Asset Management Company, Inc.

By: [signature]
Ronald M. Wolfsheimer
Senior Vice President

Investment Advisory Agreement
Calvert Asset Management Company, Inc.
Calvert Social Index Series, Inc.

Schedule A

I. Advisory Fee.

As compensation pursuant to Section 4 of the Investment Advisory Agreement between Calvert Asset Management Company, Inc. (the "Advisor") and Calvert Social Index Series, Inc. dated June 22 2000, each of the RIC's Portfolios shall pay the Advisor an annual advisory fee (the "Fee") as shown below. The Fee shall be computed daily and payable monthly, based on the average daily net assets of the appropriate Portfolio.

Calvert Social Index Fund:	0.225%